Exhibit 99.2

Execution Copy

FIRST AMENDING AGREEMENT
TO THE PROVIDENT ENERGY TRUST
CREDIT AGREEMENT
DATED MAY 4, 2007

THIS FIRST AMENDING AGREEMENT dated January 15, 2008 (the "First Amendment Date")

BETWEEN:

PROVIDENT ENERGY TRUST,
as Borrower

- and -

NATIONAL BANK OF CANADA,
as Administrative Agent

- and -

THOSE FINANCIAL INSTITUTIONS NAMED ON SCHEDULE "C" OF THE CREDIT AGREEMENT, AND SUCH OTHER FINANCIAL INSTITUTIONS AS MAY BECOME PARTIES THERETO,
as Lenders

PREAMBLE:

A.
Pursuant to the Credit Agreement dated May 4, 2007 between Provident Energy Trust, as Borrower, those financial institutions named on Schedule "C" thereto, as Lenders and  National Bank of Canada, as Administrative Agent on behalf of the Lenders (the "Credit Agreement"), the Lenders agreed to provide to the Borrower, inter alia, the Credit Facility.

B.	The parties wish to amend the Credit Agreement on the terms and conditions herein provided.

AGREEMENT:

In consideration of the premises, the covenants and the agreements herein contained, the receipt and sufficiency of which is hereby acknowledged between the parties, the parties agree as follows:

Execution Copy

1.             Definitions.  Capitalized terms used in this First Amending Agreement will, unless otherwise defined herein, have the meanings attributed to such terms in the Credit Agreement, as amended hereby.
2.	Amendment. Subject to the conditions precedent set forth herein, the Credit Agreement is amended as follows:

(a)	Section 2.12(a)(i) of the Credit Agreement is amended by deleting the reference to "25%" therein and replacing it with "30%";

(b)	Section 2.12(a)(ii) of the Credit Agreement is amended by deleting the reference to "25%" therein and replacing it with "30%"; and

(c)	Section 2.12(b) of the Credit Agreement is amended by deleting the reference to "25%" therein and replacing it with "30%".

[Percentage levels of Borrowing Base redacted]

3.
Conditions Precedent.  The amendments to the Credit Agreement set forth in this First Amending Agreement shall be effective upon the Administrative Agent receiving a fully executed copy of this First Amending Agreement.

4.
Representations and Warranties.  The Borrower agrees with and confirms to the Administrative Agent and the Lenders that as of the First Amendment Date each of the representations and warranties listed in Section 10.1 of the Credit Agreement, as amended by this First Amending Agreement, are true and accurate in all material respects.

5.
Continuing Effect.  Each of the parties acknowledges and agrees that the Credit Agreement, as amended by this First Amending Agreement, and all other Documents, including, without limitation, the Security, will be and continue in full force and effect and are hereby confirmed and the rights and obligations of all parties thereunder will not be affected or prejudiced in any manner except as specifically provided herein.

6.
Further Assurance.  The Borrower will from time to time forthwith at the Administrative Agent's request and at the Borrower's own cost and expense, make, execute and deliver, or cause to be done, made, executed and delivered, all such further documents, financing statements, assignments, acts, matters and things which may be reasonably required by the Administrative Agent and as are consistent with the intention of the parties as evidenced herein, with respect to all matters arising under this First Amending Agreement.

7.
Expenses.  The Borrower will be liable for all expenses of the Administrative Agent and the Lenders, including, without limitation, reasonable legal fees (on a solicitor and his own client full indemnity basis) and other out-of-pocket expenses in connection with the negotiation, preparation, establishment, operation or enforcement of this First Amending Agreement (whether or not consummated) by the Lenders.

8.
Counterparts.  This First Amending Agreement may be executed in any number of counterparts, each of which when executed and delivered will be deemed to be an original, but all of which when taken together constitutes one and the same instrument.  Any party may execute this First Amending Agreement by signing any counterpart.  For the purposes of this Section, the delivery of a facsimile copy of an executed counterpart of this First Amending Agreement shall be deemed to be valid execution and delivery of this First Amending Agreement, but the party delivering a facsimile copy shall deliver an original copy of this First Amending Agreement as soon as possible after delivering the facsimile.

9.
Acknowledgement Re Unitholder Liability.  The parties hereto acknowledge that Provident Energy Ltd. is executing this First Amending Agreement solely on behalf of the Borrower and the obligations of the Borrower hereunder shall not be personally binding upon Provident Energy Ltd., the trustee of the Borrower or any of the unitholders of the Borrower and that any recourse against the Borrower, the trustee or any unitholder in any manner in respect of any indebtedness, obligations or liability of the Borrower arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Fund as defined in the Trust Indenture dated as of January 25, 2001 as amended from time to time.  Notwithstanding the foregoing, for certainty it is acknowledged that nothing in this Section 9 shall impair or otherwise affect any liability of Provident Energy Ltd. arising under any of the Documents to which it is a party in its personal capacity.

IN WITNESS WHEREOF the parties hereto have caused this First Amending Agreement to be duly executed as of the date first above written.

PROVIDENT ENERGY TRUST,
by its manager,
PROVIDENT ENERGY LTD.,
as Borrower

Per:	(Signed)
Name:	Daniel J. O'Byrne
Title:	Executive Vice President, Operations and Chief Operating Officer

Per:	(Signed)
Name:	Lynn Rannelli
Title:	Assistant Corporate Secretary

This is a counterpart execution page to the First Amending Agreement dated January 15, 2008

NATIONAL BANK OF CANADA,
as Administrative Agent,

Per:	(Signed)
Name:	David Dingwall
Title:	Senior Manager Energy Group

Per:	(Signed)
Name:	Timothy D. Bacon
Title:	Senior Manager Energy Group

NATIONAL BANK OF CANADA,
as Operating Lender and Revolving Lender

Per:	(Signed)
Name:	David Dingwall
Title:	Senior Manager Energy Group

Per:	(Signed)
Name:	Timothy D. Bacon
Title:	Senior Manager Energy Group

This is a counterpart execution page to the First Amending Agreement dated January 15, 2008

THE BANK OF NOVA SCOTIA,
as Revolving Lender,

Per:	(Signed)
Name:	Dan W. Lindquist
Title:	Managing Director

Per:	(Signed)
Name:	Michael Linder
Title:	Associate Director

BANK OF MONTREAL
as Revolving Lender,

Per:	(Signed)
Name:	Dana Fleury
Title:	Vice President

Per:	(Signed)
Name:	Ebba Jantz
Title:	Associate

This is a counterpart execution page to the First Amending Agreement dated January 15, 2008

THE TORONTO-DOMINION BANK,
as Revolving Lender,

Per:	(Signed)
Name:	Loretta Palandri
Title:	Vice President & Director Corporate Credit

Per:	(Signed)
Name:	Glen Cameron
Title:	Vice President

ROYAL BANK OF CANADA,
as Revolving Lender,

Per:	(Signed)
Name:	Debra A. Giles
Title:	Authorized Signatory

WESTLB AG, Toronto Branch,
as Revolving Lender,

Per:	(Signed)
Name:	Alik A. Kassner
Title:	Principal Officer

Per:	(Signed)
Name:	Robert L. Dyck
Title:	Director, Corporate Finance

This is a counterpart execution page to the First Amending Agreement dated January 15, 2008

BANK OF AMERICA, N.A. (Canada Branch)
as Revolving Lender,

Per:	(Signed)
Name:	Nelson Lam
Title:	Vice President

CANADIAN IMPERIAL BANK OF COMMERCE,
as Revolving Lender,

Per:	(Signed)
Name:	Joelle Chatwin
Title:	Executive Director

Per:	(Signed)
Name:	Chris Perks
Title:	Executive Director

This is a counterpart execution page to the First Amending Agreement dated January 15, 2008

FORTIS CAPITAL (CANADA) LTD.,
as Revolving Lender,

Per:	(Signed)
Name:	Cory Wallin
Title:	AVP
Per:	(Signed)
Name:	Doug Clark
Title:	Senior Vice President

This is a counterpart execution page to the First Amending Agreement dated January 15, 2008

HSBC BANK OF CANADA,
as Revolving Lender,

Per:	(Signed)
Name:	Greg Gannett
Title:	Director

Per:	(Signed)
Name:	Vivek Varma
Title:	Associate Director

This is a counterpart execution page to the First Amending Agreement dated January 15, 2008

SOCIÉTÉ GÉNÉRALE (CANADA),
as Revolving Lender,

Per:	(Signed)
Name:	David Baldoni
Title:	Managing Director

Per:	(Signed)
Name:	Paul Primavesi
Title:	Vice President

CANADIAN WESTERN BANK,
as Revolving Lender,

Per:	(Signed)
Name:	John Plant
Title:	AVP, Energy Lending
Per:	(Signed)
Name:	D.R. (Doug) Crook
Title:	Sr. AVP & Branch Manager

DEUTSCHE BANK, AG, (Canada Branch),
as Revolving Lender,

Per:	(Signed)
Name:	Robert A. Johnston
Title:	Vice President

Per:	(Signed)
Name:	Marcellus Leung
Title:	Assistant Vice President

This is a counterpart execution page to the First Amending Agreement dated January 15, 2008

UNION BANK OF CALIFORNIA, N.A. (Canada Branch),
as Revolving Lender,

Per:	(Signed)
Name:	Larry Sagriff
Title:	Vice President

This is a counterpart execution page to the First Amending Agreement dated January 15, 2008

UNITED OVERSEAS BANK LIMITED. (Vancouver Branch),
as Revolving Lender,

Per:	(Signed)
Name:	K. Jin Koh
Title:	General Manager

This is a counterpart execution page to the First Amending Agreement dated January 15, 2008

CREDIT SUISSE, Toronto Branch,
as Revolving Lender,

Per:	(Signed)
Name:	Alain Daoust
Title:	Director

Per:	(Signed)
Name:	Bruce F. Wetherly
Title:	Director
Credit Suisse, Toronto Branch

This is a counterpart execution page to the First Amending Agreement dated January 15, 2008

NATIONAL BANK FINANCIAL INC.,
as Co-Lead Arranger and Joint Bookrunner,

Per:	(Signed)
Name:	David Dingwall
Title:	Senior Manager Energy Group

Per:	(Signed)
Name:	Timothy D. Bacon
Title:	Senior Manager Energy Group